Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2009

Mr. Douglas D. Burkett
Principal Executive Officer
Champions Biotechnology, Inc.
1400 N. 14th Street
Arlington, VA 22209

Re: Champions Biotechnology, Inc.
Form 10-KSB for the Fiscal Year Ended April 30, 2008
File No. 000-17263

Dear Mr. Burkett:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief